Multri Precision, LLC Precision Machined Parts

Securities & Exchange Commission
Washington, DC
20549

Re:	Multri Precision, LLC
Registration Statement on Form S-1
Filed December 5, 2013
File No. 333-192666

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, Multri Precision, LLC, a Connecticut limited liability company, requests the withdrawal of its registration statement on Form S-1 (File No. 333-192666), initially filed with the Commission on December 5, 2013.

No securities were sold in connection with the offering covered by the registration statement

Yours Respectfully,

Mark Procopio

Chairman

Dated: December 31, 2013

115 Main Street │ Oakville, CT │ 06779

www.multri-precision.com